

January 19, 2024

Boipelo Lekubo
Financial Director
HARMONY GOLD MINING CO LTD
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1759

> **Re: HARMONY GOLD MINING CO LTD**
> **Form 20-F For the Fiscal Year Ended June 30, 2023**
> **Filed October 31, 2023**
> **File No. 001-31545**

Dear Boipelo Lekubo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F For the Fiscal Year Ended June 30, 2023

Item 16F. Change in Registrant's Certifying Accountant, page 182

1. Please revise to state whether you consulted your new independent principal accountants, Ernst & Young, Inc., during the two most recent fiscal years or any subsequent interim period and provide required disclosures pursuant to Item 16F(a)(2) of Form 20-F.

Item 19. Exhibits
96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189

2. We note that the gold recovered in your life of mine plan exceeds the gold content disclosed in your mineral reserve table. For example the gold recovered listed in Table 19.4 is 24,789 kg, which is greater than the gold content of 18,731 kg listed in Table 12-4. Please explain these differences. To the extent materials other than reserves have been included in your life of mine plan and cash flow analysis, please tell us the nature of these

materials. Only mineral reserves should be included in the cash flow analysis of a preliminary feasibility study or feasibility study, in order to meet the requirements of Item 1302(e)(3) of Regulation S-K, and the definition of a mineral reserve under Item 1300 of Regulation S-K.

3.   Please tell us if capital costs and the extent to which closing costs have been included in the Tshepong North cash flow analysis. Additionally, please reconcile the difference between the Total Operating Cost line item in Table 19-4, and the Summary of Operating Cost Estimate for Tshepong North in Table 18-2.

Exhibit 99.1
Notes to the Group Financial Statements
15. Property, Plant and Equipment
Depreciation, page F-33

4.   Your accounting policy appears to indicate you include inferred resources into the unit-of-production calculation for determining the amount of depreciation of your mining assets, when you have confidence that such inferred resources will be converted into reserves. In order to enhance our understanding of your accounting policy, please address the following points:

- Tell us the percentage and amount of inferred resources that you include in the portion of mineralization expected to be classified as reserves;

- Provide us with your history of converting inferred resources into proven and probable reserves;

- Tell us the number of years of historical data that you have used to estimate your projected rates of converting inferred resources to proven and probable reserves;

- Explain to us whether or not and why historical trends are indicative of future conversion rates;

- If you have a consistent track record of converting inferred resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves; and

- Tell us to the extent which resources are currently accessible and the extent which additional capital improvements are required to convert and gain access to inferred resources.

5.   To better understand the effect of resources on your depletion expense, please provide us with the amount of depletion expense for each period presented if (i) only proven and

probable reserves is included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base) and only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Shela Mohatla